Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-265252) of PropertyGuru Group Limited of our report dated April 14, 2022, except for the change in composition of segments discussed in Note 4 to the consolidated financial statements, as to which the date is September 30, 2022, relating to the financial statements of PropertyGuru Pte. Ltd., which appears in this Report on Form 6-K.

/s/ PricewaterhouseCoopers LLP

Singapore

September 30, 2022